Exhibit 99.1

knot offshore PARTNERS LP
NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON November 7, 2024

NOTICE IS HEREBY given that the 2024 Annual Meeting (the “Meeting”) of the limited partners (the “Limited Partners”) of KNOT Offshore Partners LP (the “Partnership”) will be held on November 7, 2024, at 3:00 p.m. UK time, at Floor 19, One Cabot Square, Canary Wharf, London E14 4QJ, United Kingdom for the following purposes, which are more completely set forth in the accompanying proxy statement:

To consider and vote upon the following proposals:

1.	To elect Simon Bird as a Class III Director of the Partnership, whose term will expire at the 2028 Annual Meeting of Limited Partners (“Proposal 1”);

2.	To ratify the appointment of Ernst & Young AS (“EY”), as the Partnership’s independent public accounting firm for the fiscal year ending December 31, 2024 (“Proposal 2”); and

3.	To transact other such business as may properly come before the Meeting or any adjournment or postponement thereof.

Adoption of Proposal 1 requires the affirmative vote of a plurality of the Common Units and Class B Units of the Partnership represented at the Meeting. Adoption of Proposal 2 requires the affirmative vote of a majority of the Common Units and Class B Units of the Partnership represented at the Meeting.

The Board of Directors of the Partnership (the “Board”) has fixed the close of business on October 3, 2024 as the record date for the determination of the Limited Partners entitled to receive notice and vote at the Meeting or any adjournment or postponement thereof.

Pursuant to the Partnership’s Fourth Amended and Restated Agreement of Limited Partnership dated September 10, 2021, certain holders of the Partnership’s Common Units and Class B Units may be prohibited from voting all or a portion of their Common Units and Class B Units at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR COMMON UNITS AND CLASS B UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY CARD THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board

/s/ Derek Lowe
Derek Lowe
Chief Executive Officer and Chief Financial Officer
Dated: October 10, 2024

2

KNOT OFFSHORE PARTNERS LP

2 Queen’s Cross, Aberdeen, AB15 4YB, United Kingdom

PROXY STATEMENT

FOR

ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON NOVEMBER 7, 2024

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the members of the board of directors (each, a “Director” and collectively, the “Board”) of KNOT Offshore Partners LP, a Marshall Islands limited partnership (the “Partnership”), for use at the Partnership’s 2024 Annual Meeting (the “Meeting”) of its limited partners (the “Limited Partners”) to be held at Floor 19, One Cabot Square, Canary Wharf, London E14 4QJ, United Kingdom on November 7, 2024 at 3:00 p.m. UK time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners. This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners entitled to vote at the Meeting on or about October 10, 2024.

VOTING RIGHTS AND OUTSTANDING UNITS

On October 3, 2024 (the “Record Date”), the Partnership had outstanding 34,045,081 common units, representing limited partner interests in the Partnership (the “Common Units”), 252,405 Class B Units, representing limited partner interests in the Partnership (the “Class B Units”), 3,541,666 Series A Convertible Preferred Units and 640,278 general partner units. Each Limited Partner of record at the close of business on the Record Date, subject to certain limitations discussed below and as set forth in the Partnership’s Fourth Amended and Restated Agreement of Limited Partnership dated September 10, 2021 (the “Limited Partnership Agreement”), is entitled to one vote for each Common Unit or Class B Unit then held. Limited Partners holding Common Units and Class B Units representing at least 33 1/3% of the Common Units and Class B Units outstanding present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Units and Class B Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

Holders of the Common Units and Class B Units that are persons (including individuals, entities, partnerships, trusts and estates) that are residents of Norway for purposes of the Tax Act on Income and Wealth (“Norwegian Resident Holders”) are not eligible to vote in the election of the Partnership’s directors who are elected by the holders of the Common Units and Class B Units (the “Elected Directors”). Common Units and Class B Units held by Norwegian Resident Holders are not considered to be outstanding with respect to the voting of Common Units and Class B Units in the election of the Elected Directors. The voting rights of any Norwegian Resident Holders will effectively be redistributed pro rata among the remaining holders of the Common Units and Class B Units.

The Common Units are listed on the New York Stock Exchange under the symbol “KNOP.”

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Chief Executive Officer and Chief Financial Officer of the Partnership at the Partnership’s principal executive office, 2 Queen’s Cross, Aberdeen, AB15 4YB, United Kingdom, a written notice of revocation by a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

BOARD ATTENDANCE

The Board met 8 times during the year ended December 31, 2023. All 7 directors attended each of the meetings, except on 3 occasions where only 6 directors were able to attend. This was a 94.6% attendance rate. The audit committee of the Board met 4 times during the year ended December 31, 2023, of which each of its members attended 100% of the meetings. The conflicts committee of the Board met once during the year ended December 31, 2023, at which all its members were present.

PROPOSALS

PROPOSAL 1—election of CLASS III director

In accordance with the Limited Partnership Agreement, the Board consists of three Directors (the “Appointed Directors”) appointed by KNOT Offshore Partners GP LLC, a Marshall Islands limited liability company and the Partnership’s general partner (the “General Partner”), and four Elected Directors.

As provided in the Partnership Agreement, the Appointed Directors serve as directors for terms determined by the General Partner. The four Elected Directors are divided into four classes serving staggered terms. The Board has nominated Simon Bird, a Class III Director, for election as a director whose term would expire at the 2028 Annual Meeting of the Partnership.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the Common Units or Class B Units authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominee For Election To The Partnership’s Board Of Directors

Information concerning the nominee for election to the Board as the Class III Director is set forth below:

Name	Age	Position

Simon Bird	65	Class III Director

Certain biographical information about the nominee is set forth below.

Simon Bird has served on our board of directors since 2015. Mr. Bird currently serves as a member of the board’s Conflicts Committee. Since September 2015, Mr. Bird has been Director Humber for Associated British Ports, a board role, from which position he is due to step down by the end of October 2024 in order to pursue other interests. Mr. Bird previously served as the Chief Executive of Bristol Port Company from 2000 until August 2015. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997 he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held senior positions at British Aerospace plc, Thorn EMI plc and Philips. Prior to his industrial career, Mr Bird served in the Royal Navy and Her Majesty’s Diplomatic Service. Mr. Bird is also chairman of the Humber Freeport and a director of the Greater Lincolnshire Local Enterprise Partnership, a public/private body. Mr Bird holds an Honorary Commission in the Royal Naval Reserve in the rank of Captain.

Required Vote: Approval of Proposal 1 requires the affirmative vote of the plurality of the votes cast by holders of the outstanding Common Units and Class B Units present in person or represented by proxy at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED

PROPOSAL 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

The Board is submitting for ratification at the Meeting the selection of Ernst & Young AS (“EY”) as the Partnership’s independent public accounting firm for the fiscal year ending December 31, 2024.

EY has advised the Partnership that EY does not have any direct or indirect financial interest in the Partnership, nor has such firm had any such interest in connection with the Partnership other than in its capacity as the Partnership’s independent public accounting firm. All services rendered by the independent public accounting firm are subject to review by the audit committee of the Board.

Required Vote. Approval of Proposal 2 requires the affirmative vote of the majority of the votes cast by holders of the outstanding Common Units and Class B Units present in person or represented by proxy at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF EY AS THE INDEPENDENT PUBLIC ACCOUNTING FIRM OF THE PARTNERSHIP FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

EFFECT OF ABSTENTIONS

Abstentions will not affect the vote on Proposal 1. Abstentions will have the same effect as votes “AGAINST” approval of Proposal 2.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership. Solicitation on behalf of the Board will be made primarily by mail, but holders of the Common Units and Class B Units may be solicited by telephone, e-mail, other electronic means or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Partnership’s website at www.knotoffshorepartners.com.

ANNUAL REPORT AND OTHER MATERIAL FOR MEETING

The Partnership’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) and copies of the materials for the Meeting are available on the Partnership’s website at www.knotoffshorepartners.com. Any holder of Common Units or Class B Units may receive a hard copy of the Annual Report free of charge upon request by writing to us at: 2 Queen’s Cross, Aberdeen, AB15 4YB, United Kingdom.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Meeting other than that stated in the Notice of Annual Meeting of Limited Partners. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ Derek Lowe
Derek Lowe
Chief Executive Officer and Chief Financial Officer
October 10, 2024
Aberdeen, United Kingdom